March 9, 2009

Karl Hiller
Branch Chief
Securities and Exchange Commission
Washington, DC 20549-7010

PrimeEnergy Corporation Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 27, 2008
Response Letter Dated February 2, 2009
File No. 000-07406

Dear Mr. Hiller:

In response to additional verbal comments as conveyed on the March 4, 2009 phone call regarding PrimeEnergy Corporation (Registrant), the following reply has been prepared to address your comments.

Financial Statements - General Comments

Registrant has noted comments regarding updating the audit report, labeling appropriate columns as restated and adding a restatement note discussing the nature of and reasons for the items being restated and showing for the financial statement line items affected, quantification of the amounts before restatement, adjustment amounts and amounts after restatement. These changes will be reflected in the restated financial statements.

Comment 1:	Registrant will more fully explain the recognition of 80% of the gain in accordancewith EITF 01-2.

Comment 2:	Registrant will expand the footnote disclosure to fully address the specific issues detailed in Comment 2 of the October 2008 letter.

Comments 3 and 4:
As General Partner the Registrant controls and fully consolidates all limited Partnerships, except for FWOE Partners LP. The Registrant as general partner overcame the presumption of control of this limited partnership because the limited partner has the substantive ability to liquidate the limited partnership by compelling the general partner to sell all the partnership assets and also has substantive participating rights by virtue of the restrictions on the general partner's powers and authority. Specifically these rights are provided for in Section VI and VII of the Limited Partnership Agreement

Please do not hesitate to contact me at (203) 358-5702 if you have any questions.

Sincerely,

Beverly A. Cummings
Chief Financial Officer